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                                                                File No. 70-8659


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          Amendment No. 1 to Form U-1

                            APPLICATION-DECLARATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                         THE COLUMBIA GAS SYSTEM, INC.
                               20 Montchanin Road
                             Wilmington, DE  19807





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              (Name of Company or Companies Filing This Statement
               and Addresses of the Principal Executive Offices)


                         THE COLUMBIA GAS SYSTEM, INC.

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               (Name of Top Registered Holding Company Parent of
                          Each Applicant or Declarant)


                            L. J. BAINTER, TREASURER
                         The Columbia Gas System, Inc.
                               20 Montchanin Road
                             Wilmington, DE  19807




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               (Name and Address of Principal Agent for Service)
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         The Application-Declaration as previously filed is hereby amended as follows:

Item 1.  Description of Proposed Transaction

         On p. 5, add to the end of the carryover paragraph from p. 4 the following:

                 "The Hedge Program will not exceed, in notional amount, $400 million for Series A and will not exceed, in notional amount,

                 $300 million each for Series B through Series G, inclusive."

         On p. 14, delete the fifth bullet under Reporting Requirements and replace it with the following:

                 " - the market value of all open positions as of the end of such quarter, and"

Item 6.    Exhibits

           (a)     Exhibits

                   D-1     Bankruptcy Court Motion and Order

                   F       Opinion of Counsel
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                                   SIGNATURE

           Pursuant to the requirements of the Public Utility Holding Company

Act of 1935, the undersigned company has duly caused this

Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.




                                             THE COLUMBIA GAS SYSTEM, INC.

Date:    September 29, 1995                  By: /s/ L. J. BAINTER
      ---------------------------------         -------------------------------
                                                  L. J. Bainter
                                                  Treasurer
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EXHIBIT INDEX

         (a)     Exhibits

                 D-1      Bankruptcy Court Motion and Order

                 F        Opinion of Counsel